EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Coca-Cola West Company, Limited:

We consent to the use of our report dated October 31, 2016, with respect to the consolidated statements of financial position of Coca-Cola West Company, Limited as of January 1, 2014, December 31, 2014 and December 31, 2015, and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2015, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG AZSA LLC

Tokyo, Japan

February 24, 2017